QuickLinks -- Click here to rapidly navigate through this document
MINTZ LEVIN LOGO Sahir C. Surmeli -- 617 348 3013 -- ssurmeli@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

                        March 27, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

    Re:
    EnerNOC, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Registration No. 333-140632

Ladies and Gentlemen:

        On behalf of EnerNOC, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-1, initially filed with the Commission on February 12, 2007 (the "Registration Statement"). Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated March 16, 2007 from Karen Garnett, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering four marked complete courtesy copies of the Amendment and four courtesy copies of this letter to Michael McTiernan of the Commission.

        As a preliminary matter, we advise the Commission that Amendment No. 1, in addition to setting forth changes responsive to the Commission's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

General

1.
Comment: Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

  Response: The Company advises the Commission that it does not intend to include any pictures, graphics or artwork in the prospectus other than the Company's logo (located on the outside front and back covers of the prospectus) and the graphic materials which appear on pages 66, 68 and 69 of Amendment No. 1. If the Company subsequently determines that it will include any additional pictures, graphics or artwork, it will promptly provide such materials to the Commission either as part of a subsequent amendment to the Registration Statement or on a supplemental basis. The Company acknowledges that the Commission may have further comments regarding any such additional materials.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston -- Washington -- New York -- Stamford -- Los Angeles -- Palo Alto -- San Diego -- London

Industry and Market Data

2.
Comment: Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications and identify the statements in the prospectus that they support. If you commissioned the preparation of the demographic and market data upon which you rely, please file a consent from the provider for the use of its name and the information attributed to it.

  Response: The Company is supplementally providing copies of the relevant portions of the publications supporting the demographic and market data cited in the prospectus to the staff of the Commission (the "Staff") in a format that identifies the statements in the prospectus that such publications support. Preparation of the demographic and market data was not commissioned by the Company and the Company therefore is not filing a consent from the provider of the data.

3.
Comment: Refer to the last sentence in the paragraph. It is not appropriate for you to disclaim the accuracy of information in the prospectus. Please eliminate this disclaimer.

  Response: The Company has revised Amendment No. 1 to eliminate the disclaimer of the accuracy of information in the prospectus.

Company Overview, page 1

4.
Comment: The description of your business contains technical jargon that may be difficult for investors to understand. We note, for example, the following terms and phrases in the summary:

•
Technology-enabled demand response;

•
Open market programs;

•
Intelligent power;

•
Recurring capacity payments;

•
Leverage the Internet; and

•
Enterprise resource planning system.

        Please revise to eliminate technical jargon and describe your business in clear, plain language.

  Response: The Company has revised Amendment No. 1 to clarify terminology and to describe its business in clear, plain language. For example, the Company has added disclosure on page 2 of Amendment No. 1 to explain the meaning of open market programs and deleted references to leveraging the Internet.

5.
Comment: Please revise the overview to more clearly disclose:

•
That you provide electric capacity by contracting with the end-use customers of grid operators and utilities to reduce their electric usage on demand;

•
That you receive most of your revenues from grid operators and utilities and you make payments to their end-use customers for pledging to reduce and actually reducing electric usage; and

•
The concept of "demand response."

  Response: The Company has added the requested disclosure on page 1 of Amendment No. 1.

Competitive Strengths, page 2

6.
Comment: In order to balance the discussion of competitive strengths, please provide a summary of your competitive weaknesses or the risks associated with your business. Alternatively, please eliminate the discussion of competitive strengths.

  Response: The Company has revised the discussion of competitive strengths by providing a summary of its risks on page 4 of Amendment No. 1 and referring readers to the "Risk Factors" section of the prospectus.

Risk Factors

A substantial majority of our revenues....page 10

7.
Comment: Please disclose the name of this significant customer.

  Response: The Company has revised the disclosure to include the name of the customer on page 10 of Amendment No. 1.

8.
Comment: Please advise us why you have not filed the contract with this significant customer as an exhibit to the registration statement.

  Response: The Company has filed as exhibits to Amendment No. 1 its two significant contracts with ISO New England Inc. The Company notes that it has requested to keep certain information in these contracts confidential for the reasons set forth in a letter to the Commission dated as of March 28, 2007 from Daren Graham, Esq. of this office.

An oversupply of electric generation capacity....page 12

9.
Comment: Please disclose examples of regulatory structures that make it difficult for you to provide demand response solutions and disclose significant markets that use such structures. In addition, please revise the "Business" section to include a discussion of government regulations that have a material impact on your business. Refer to Item 101(c)(1)(xii) of Regulation S-K.

  Response: The Company has added examples of regulatory structures that make it difficult to provide demand response solutions and significant markets that use such structures on page 12 of Amendment No. 1. Additionally, the Company acknowledges the Staff's comment regarding disclosure of regulations materially affecting its business and the requirements of item 101(c)(xii) of Regulation S-K and has revised the disclosure on pages 47, 73 and 74 of Amendment No. 1 accordingly.

The software we use in providing....page 19

10.
Comment: Please disclose the amounts of any true-up or penalty payments made in the last two years.

  Response: The Company has deleted the references to true-up payments in the referenced risk factor on page 19 of Amendment No. 1. The Company respectfully submits that a more detailed discussion of the penalty payments and the amount of revenue subject to adjustment, or true-up, would be more meaningful to investors. Therefore, the Company has revised the disclosure on page 19 of Amendment No. 1 to disclose that there have been no adjustments to revenue or penalty payments related to inaccurate information from the Company's software over the past two years. In addition the Company has revised the disclosure on page 10 of Amendment No. 1 in the risk factor titled "If the actual amount of demand response capacity that we make available under our capacity contracts is materially less than required our committed capacity could be reduced and we could be required to make refunds and pay penalty fees" to specify the amount of penalty payments made to customers in the last two years. The Company supplementary advises the Staff that in 2005 and 2006, the Company did not make any cash payments as a result of true-up settlements. The Company respectfully notes that it has provided a discussion of true-up payments under customer contracts on page 9 of Amendment No. 1 indicating that any such payments would not impact its previously recognized revenue.

If our stock price declines....page 24

11.
Comment: Please consider removing risk factors, such as this one, that are generic to any public company or public offering.

  Response: The Company has deleted the risk factor relating to price declines as suggested and has also deleted the risk factor relating to the failure of security analysts to initiate coverage of the Company's common stock.

Use of Proceeds, page 29

12.
Comment: Please disclose the maturity of your loan and security agreement.

  Response: The Company has revised page 27 of Amendment No. 1 to disclose the maturity of loans under its loan and security agreement. In addition, the Company has made a similar disclosure on page 46 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Credit Facility Borrowings."

Capitalization, page 30

13.
Comment: Please revise to remove cash and cash equivalents from the capitalization table.

  Response: The Company has revised page 29 of Amendment No. 1 to remove cash and cash equivalents from the capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 36

14.
Comment: Please disclose the portion of your revenues attributed to each category of customers: grid operators, utilities, and end-use customers. Identify any other category of customer that is material to your business.

  Response: The Company acknowledges the Staff's comment and respectfully submits that the Company does not believe that disclosure of the portion of revenues attributable to each of grid operators, utilities and end-use customers would be meaningful to investors because the Company does not manage its business based on analyses of revenues attributable to any particular category of customer. In addition, the Company supplementally informs the Staff that the Company does not view grid operators and utilities as distinct types of customers. The Company supplementally informs the Staff that in 2006, revenues from grid operators and utilities represented 98% of the Company's total 2006 revenues and revenues from end-use customers represented 2% of the Company's total 2006 revenues.

15.
Comment: Please revise to clarify whether ISO New England, Inc. is a grid operator, utility, or end-use customer.

  Response: The Company has revised page 34 of Amendment No. 1 to clarify that ISO New England Inc. is a grid operator customer.

16.
Comment: In this section, or elsewhere in the prospectus, please provide a description of the material terms of the ISO New England Inc. contract.

  Response: The Company has revised pages 35 and 36 of Amendment No. 1 to provide a description of the material terms of its two significant contracts with ISO New England Inc.

17.
Comment: Please identify the one grid operator and one utility referenced in the last paragraph on page 37. It appears that each of these customers accounted for more than 10% of your revenues during the periods reported. Refer to Item 101(c)(1)(vii) of Regulation S-K.

  Response: The Company has revised page 35 of Amendment No. 1 to identify the grid operator and utility as requested.

Consolidated Results of Operations, page 39

18.
Comment: Please revise to clarify whether "total revenues" in the table on page 39 includes deferred revenues.

  Response: The "total revenues" calculation in the tables on pages 37 and 40 does not include deferred revenues. In order to clarify this, the Company has removed the statement referring to deferred revenues from these tables.

Gross Profit and Gross Margins, page 40

19.
Comment: Please include a more detailed discussion of the volatility of your gross margins and the factors that may cause margins to change. We note the quarterly cost of revenues disclosure on page 46.

  Response: The Company has revised page 38 of Amendment No. 1 to include a more detailed discussion of the volatility of its gross margins and the factors that may cause its margins to change.

20.
Comment: Please revise your disclosure to clarify how the acquisition of Pinpoint Power DR affected your gross margin in 2005.

  Response: The Company has revised page 38 of Amendment No. 1 to clarify how the acquisition of Pinpoint Power DR affected its gross margin in 2005.

Contractual Obligations, page 51

21.
Comment: Please provide a brief description of the deferred acquisition payments to related party (cash and stock) in the narrative following the table. Explain how you valued the stock payments included in this item. Also, please reconcile the amounts listed in the table with the amounts disclosed on page 106.

  Response: The Company has revised the disclosure on pages 47 and 48 of Amendment No. 1 to include a brief narrative description of the deferred acquisition payments to related party (cash and stock), including how the Company has valued the stock payments that are included in the table of contractual obligations. In addition, the Company has revised the disclosures on page 103 of Amendment No. 1 to correct the cash amount to be paid to Pinpoint Power LLC and to indicate the value of the common stock issuable to Mr. Atkins in 2007. Further, the Company has modified the disclosures in the Acquisition Payments footnote on page F-16 of Amendment No. 1 to include the value attributable to the issuance of common stock to Mr. Atkins so that it reconciles with the disclosures in the table of contractual obligations on page 47 of Amendment No. 1.

Stock-Based Compensation, page 58

22.
Comment: We note that you reassessed the value of your option issuances during 2006 and recorded additional compensation expense. It appears that you have disclosed the compensation expense recorded through September 30, 2006. Please revise to disclose the total compensation expense that will ultimately be recorded for each option issuance that was reassessed.

  Response: The Company has revised page 54 of Amendment No. 1 to disclose the total compensation expense that will ultimately be recorded for each option issuance that was reassessed.

Customers, page 76

23.
Comment: Please advise us how you selected the customers listed on pages 76 and 77. In particular, please confirm that these customers are representative of your aggregate customer list.

  Response: The Company supplementally advises the Commission that the customers listed on page 71 of Amendment No. 1 represent its largest end-use customers, by megawatts under contract in each of the six key vertical markets on which the Company focuses, and whose contracts do not contain confidentiality provisions that the Company believes preclude disclosure of the customers' names. Therefore, the Company respectfully submits that it believes that the customers listed on page 71 of Amendment No. 1 are representative of its aggregate customer list.

Compensation Discussion and Analysis

Base Salaries, page 87

24.
Comment: Please provide a more detailed description of the factors considered by the compensation committee when it decided to increase the salaries of the CEO and the President by $140,000 and $55,000, respectively. Describe the specific contributions to your growth and development that the committee considered. Also, explain in more detail the corporate goals that the committee believes the CEO and the President will further and clarify the basis for the committee's belief. Provide similar disclosure with respect to the increase in base salary rates for other named executive officers.

  Response: The Company has added the requested disclosure on pages 83 and 84 of Amendment No. 1.

Annual Bonus, page 87

25.
Comment: Please provide a more detailed description of how you determine the amount of annual performance-based bonuses awarded to the Chief Executive Officer and President. We note that the maximum amounts are established in their employment agreements; however, it is not clear how the compensation committee determines actual amounts. Provide a similar discussion of how you decided to award 15% of base salary as bonus to your other named executive officers except for Mr. Dixon. Finally, please provide a more detailed description of Mr. Dixon's bonus plan.

  Response: The Company has amended the disclosure on page 84 of Amendment No. 1 to provide a more detailed description of how annual performance-based bonus amounts are determined for its executive officers, including all of its named executive officers and to provide a more detailed description of factors considered by the Company's compensation committee in determining Mr. Dixon's bonus.

Summary Compensation Table, page 90

26.
Comment: Refer to the narrative description of Mr. Healy's compensation, beginning on page 91. Please explain why Mr. Healy received a non-discretionary bonus of $70,000 in 2006 when his employment agreement provides for discretionary bonus not to exceed $50,000. Similarly, please explain why Mr. Brewster received a non-discretionary bonus in 2006.

  Response: The Company has added the requested disclosure on pages 88 and 89 of Amendment No. 1.

Principal and Selling Stockholders, page 107

27.
Comment: Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

  Response: The Company has revised page 106 of Amendment No. 1 to name the natural persons holding voting control and dispositive powers over all entities listed in the principal and selling stockholders table.

Preferred Stock, page 110

28.
Comment: Please disclose that upon consummation of the public offering the convertible preferred shares will be converted into common shares on a one-for-one basis.

  Response: The Company has revised the disclosure on page 108 of Amendment No. 1 to specify that upon consummation of the public offering the convertible preferred shares will be converted into common shares on a one-for-one basis.

Financial Statements, page F-1

29.
Comment: Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

  Response: The Company has updated its financial statements in Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

Note 1, Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

30.
Comment: Please revise to disclose the amount of revenue related to demand response revenue and energy event revenue for each period. Also, disclose this same information in the MD&A, and explain any material fluctuations from period to period and your expectations for the future.

  Response: The Company notes the Staff's comment relating to the disclosure of energy revenue separately from demand response revenue and, based upon the fact that the energy revenue for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 was not 10 percent or more of the combined revenue of the Company's one operating segment, respectfully submits that the disclosure is not required per paragraph 18 of SFAS 131.

31.
Comment: Please provide us with an example of how you determine the amount of monthly demand response revenues that you are entitled to based off a verification event. Also tell us how often you perform these verification events.

  Response: The number and timing of verification events are either determined at the sole discretion of the grid operator and utility customer and can vary from year to year or are clearly specified in the Company's long term contracts or open market program rules. Verification of capacity is also assessed based on capacity made available during demand response events. The Company will be subject to at least one verification event per year in each region in which the Company operates if an actual event has not occurred. The Company notes that the amount of monthly demand response revenues the Company is entitled to will vary depending upon the specific terms of each contract or program with a grid operator or utility. Two examples are set out below.

Example #1

        The following example assumes a fixed monthly payment from a single grid operator for a twelve month term, only one commercial, industrial or institutional ("CI&I") customer enrolled during the year at the same capacity level and only one verification event during the year. Key assumptions are as follows:

Monthly grid operator payment rate per kW:	$10.00
Enrolled capacity of CI&I customer:	300 kW
Initial monthly payment received from grid operator:	$3,000
Initial CI&I customer enrollment date:	January 1, 2006
Grid operator verification date:	May 1, 2006
Verified capacity of CI&I customer:	300 kW

        For the months of January through April 2006 the monthly payments received of $3,000 from the grid operator customer are treated as deferred revenue totaling $12,000 as no verification event has occurred.

        On May 1, 2006, after a verification event and the asset is verified at 100% capacity (300 kW), the Company recognizes 100% of the previously deferred amount of $12,000 for the months of January through April 2006. In addition, the Company also recognizes the current month payment of $3,000.

        For the subsequent months of June through December 2006 since the Company has previously verified capacity at 100% and there is no additional capacity enrolled or test events, the Company recognizes revenue of $3,000 each month as it receives the payment from its grid operator customer.

Example #2

        The following example assumes a fixed monthly payment from a single grid operator for a twelve month term, only one CI&I customer enrolled during the year at the same capacity level and only one verification event during the year. The following example may also be used to demonstrate the revenue recognition followed if multiple verification events occur during a twelve month period. Key assumptions are as follows:

Monthly grid operator payment rate per kW:	$10.00
Enrolled capacity of CI&I customer:	300 kW
Initial monthly payment received from grid operator:	$3,000
Initial CI&I customer enrollment date:	January 1, 2006
Grid operator verification date:	May 1, 2006
Verified capacity of CI&I customer:	200 kW
Adjusted monthly payment received from grid operator:	$2,000

        For the months of January through April 2006 the monthly payments received of $3,000 from the grid operator customer are treated as deferred revenue totaling $12,000, as no verification event has occurred.

        On May 1, 2006, after a verification event and the asset is verified at 67% capacity (200 kW), the Company recognizes $8,000 (67%) of the previously deferred amount of $12,000 for the months of January through April 2006. In addition, the Company will also recognize $2,000 (100%) of the current month payment of $2,000.

        For the months of June and July 2006, the Company will not receive any payment from its grid operator customer and instead will recognize revenue of $2,000 per month of the remaining deferred revenue as of April 30, 2006 of $4,000.

        For the subsequent months of August through December 2006 since the Company has previously verified capacity at 67% and there is no additional capacity enrolled or test events, the payment received from the Company's grid operator customer is reduced to $2,000 per month and the Company recognizes revenue of $2,000 each month.

Concentrations of Risk, page F-9

32.
Comment: Please amend your disclosure to disclose the total amount of revenue derived from each customer that represents 10% or more of gross revenue. Refer to paragraph 39 of SFAS 131.

  Response: The Company has revised page F-9 of Amendment No. 1 to disclose the total amount of revenue derived from each customer that represents 10% or more of gross revenue.

Note 9, Stockholders' Equity, page F-18

Conversion, page F-19

33.
Comment: Please tell us why you disclose that each share of preferred stock is convertible into the Company's common stock at various conversion prices. In all other sections of this document, all classes are convertible on a 1 for 1 basis. Please advise.

  Response: The Company has revised page F-23 to disclose that each share of preferred stock is convertible into its common stock on a one-for-one basis.

Interim Consolidated Financial Statements of EnerNOC, Inc., page F-26

Unaudited Condensed Consolidated Statements of Cash Flows, page F-29

34.
Comment: Please clarify what is represented by the line item "cash acquired in Pinpoint Power DR LLC acquisition."

  Response: The Company supplementally advises the Staff that for the nine months ended September 30, 2005, the Company was not required to make any payments for the acquisition of Pinpoint Power DR LLC, as all deferred payments required by the agreement were due subsequent to September 30, 2005. Therefore, as of September 30, 2005, the only impact on the cash flows from investing was the cash acquired in the transaction. The Company has changed the line item in the current year Consolidated Statements of Cash Flows "cash acquired in Pinpoint Power DR LLC acquisition" to "Purchase of Pinpoint Power DR LLC, net of cash acquired" in Amendment No. 1 to clarify what is represented by the line item.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

35.
Comment: Please disclose the type and amount of consideration received for the options issued to directors, officers, employees, consultants and advisors, as described in paragraphs 7-10. Also, please discuss the exemption relied upon for the transaction described in paragraph 10.

  Response: The Company has revised page II-3 of Amendment No. 1 to disclose that no cash consideration was received for the options issued to directors, officers, employees, consultants and advisors, as described in paragraphs 7-10 and to discuss the exemption relied upon for the transaction described in paragraph 10.

Exhibits

36.
Comment: Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

  Response: The Commission's comment is noted, and the Company represents that it will file all such exhibits as promptly as possible. The Commission is supplementally advised that certain exhibits, including Exhibits 3.2, 3.4, 4.1 and 10.14, have not yet been approved by the Board of Directors of the Company in final form. Such exhibits will be filed as promptly as possible following such approval, which will occur prior to the circulation of the preliminary prospectus. In addition, the Company notes that the opinion of its legal counsel (and the consent contained therein) will be prepared as soon as the size of the offering and the number of shares being offered is determined, which will occur prior to the circulation of the preliminary prospectus, and the Company will promptly file such opinion with the Commission as part of a subsequent amendment to the Registration Statement. The Company is supplementally providing the Staff with a copy of the draft legality opinion as requested.

37.
Comment: Please advise us why you have included the undertakings in Regulation S-K Item 512(a)(5) and (6) which relate to Rule 415 offerings.

  Response: The Company has revised pages II-5 and II-6 of Amendment No. 1 to delete the undertakings in Regulation S-K Item 512(a)(5) and (6).

*    *    *

        When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

        We hope that the above responses and the related revisions to the Amendment will be acceptable to the Commission. Please do not hesitate to call Jon Kravetz or Sahir Surmeli of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

                      Very truly yours,

                      /s/ Sahir Surmeli

                      Sahir Surmeli

cc:
Securities and Exchange Commission
Michael McTiernan

  EnerNOC, Inc.
  Timothy Healy
  David Brewster
  Neal Isaacson
  David Samuels

  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
  Jonathan Kravetz
  Thomas Burton
  Daren Graham
  Garrett Winslow

  Davis Polk & Wardwell
  Alan Denenberg
  Dana Willis

  Ernst & Young LLP
  George Neble
  Matt MacDonald

QuickLinks

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Boston -- Washington -- New York -- Stamford -- Los Angeles -- Palo Alto -- San Diego -- London